UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33491

Dejour Energy Inc.

(Translation of registrant's name into English)

598-999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: August 14, 2012	By: /s/ Mathew Wong
Mathew Wong,
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News Release issued August 14, 2012.

99.2	Form 52-109F2 Certification of Interim Filings of the Chief Executive Officer and Chief Financial Officer of Dejour for the interim period ended June 30, 2012.